Exhibit 6.20

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (the “Agreement”) is made and effective as of September 22, 2023 (the “Effective Date”) by and between PromiCell, Inc. a Delaware corporation (“Company”), having a principal place of business at 230 Park Avenue, New York, NY 10169, and Fred Hutchinson Cancer Center (“Fred Hutch”), having a principal place of business at 1100 Fairview Avenue North, Seattle Washington 98109-1024, USA.

INTRODUCTION

WHEREAS, certain innovations related to immunotherapy asset targeting HA-1 were developed in the laboratory of Fred Hutch faculty member Dr. Marie Bleakley at Fred Hutch;

WHEREAS, Fred Hutch owns certain intellectual property rights in such innovations as listed in this Agreement, which it desires to make available for development and commercialization;

WHEREAS, Company desires that Fred Hutch grant it an exclusive license under such intellectual property rights;

WHEREAS, Company has represented to Fred Hutch, to induce Fred Hutch to enter into this Agreement, that Company has the desire, expertise and knowledge to develop, produce, market and sell the Licensed Product and that it will commit itself to a thorough, vigorous and diligent program exploring the technology and inventions claimed in the Licensed Patents such that public benefit from the Licensed Product will result; and

WHEREAS, the Parties anticipate entering into separate written agreements related to an amended Phase I clinical trial and related clinical trial agreement, which are an integral part of the transactions contemplated in this agreement; and

WHEREAS, Fred Hutch, a nonprofit corporation exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, organized and operated exclusively for charitable, scientific and educational purposes, has determined that this Agreement is in furtherance of its mission.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, Fred Hutch and Company agree as follows:

ARTICLE 1 – DEFINITIONS

In the terms defined and used herein, the singular will include the plural and vice versa. Undefined terms in this Agreement (other than names of parties and Article headings) which are set forth in upper case letters have the meanings assigned to such terms in the succeeding Paragraphs of this Article 1.

1.1 “Affiliate” means, with respect to any party, any person, corporation or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party as the case may be, for as long as such control exists. As used in this Paragraph 1.1, “control” shall mean: (a) to possess, directly or indirectly, the power to affirmatively direct the management and policies of such person, corporation or other entity, whether through ownership of voting stock or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) of the voting stock or other ownership interest in such person, corporation or other entity. Company’s Affiliates as of the Effective Date are set forth on Exhibit A to this Agreement. Notwithstanding the foregoing, Fred Hutch in not an Affiliate of Company.

1.2 “Bellicum” means Bellicum Pharmaceuticals, Inc. and any successor thereto.

1.3 “Bellicum Converted Exclusive License” means any Bellicum Non-Exclusive License that has been converted into an exclusive grant as permitted in accordance with the terms of the Bellicum Clinical Materials Transfer Agreement.

1.4 “Bellicum CMTA” means that certain Clinical Materials Transfer Agreement by and between Fred Hutch and Bellicum, dated May 21, 2018.

1.5 “Bellicum Non-Exclusive License” means the non-exclusive, worldwide, fully-paid license, with the right to sub-license, granted by Fred Hutch to Bellicum under that subset of the Licensed HA-1 Specific Know-How that constitutes a “Material Invention” (as such term is defined in the Bellicum CMTA, pursuant to the terms of the Bellicum CMTA.

1.6 “Bellicum Pre-Existing Rights” means, collectively, any Bellicum Non-Exclusive Licenses and, if applicable, Bellicum Converted Exclusive Licenses.

1.7 “BLA” means a Biologics License Application” or “BLA” means (i) a Biologics License Application as defined in the United States Federal Food, Drug and Cosmetic Act under the requirements of 21 CFR 600-680, or its successor regulation and applicable regulations promulgated thereunder from time to time, and all amendments and supplements thereto filed with the FDA or (ii) an equivalent application, including, without limitation, a marketing authorization application, filed with any equivalent foreign agency or Governmental Authority (such as the EMEA in the European Union) requiring such filing, including all documents, data and other information concerning a pharmaceutical product which are necessary for gaining Regulatory Approval to market and sell such pharmaceutical product.

1.8 “CD8 Co-Receptor Technology” means the technology for co-expressing the CD8 co-receptor accessory protein (or modifications thereof) to assist in enhancing the sensitivity of the T-cell receptor to class 1 HLA peptide complexes as described in the specification of the Licensed Patent.

1.9 “Biosimilar Product” means, with respect to a particular Licensed Product in a particular country, any immune cell-based therapy sold by a third party not authorized by or on behalf of Company, its Affiliates, or Sublicensees, that targets the same biological target as the Licensed Product and, on the basis of a prior Regulatory Approval granted to a Licensed Product, (a) is approved by the FDA pursuant to Section 351(k) of the PHSA or successor thereto, (b) is approved by the EMA pursuant to EU Directive 2001/83/EC or successor thereto in the European Union or any member state thereof citing such Licensed Product as the reference product, or (c) has received abbreviated Regulatory Approval from the applicable regulatory authority in another foreign jurisdiction.

1.10 “Commercially Reasonable Efforts” means, with respect to particular obligations or tasks, such level of efforts applied to carry out such obligations or tasks consistent with the efforts used in the biopharmaceutical industry by a company of comparable size in connection with the development or commercialization of biopharmaceutical products that are of similar status, to accomplish such obligations or tasks, at the same stage of development or commercialization, as applicable, for internally developed healthcare products in a similar area with similar market potential, at a similar stage of their product life taking into account the existence of third party (not Company’s own) competitive products in the market place or under development, the proprietary position of the product, the regulatory structure involved, the anticipated profitability of the product and other commercially-relevant factors. It is understood that such factors may change from time to time based upon changing scientific, business and marketing and return on investment considerations and that the level of efforts typically devoted by Company may also change, based on such changes and/or changes in development or commercial stage.

1.11 “Combination Product” means a finished product or service sold in a form containing a Licensed Product and at least one other active product, service, component, or ingredient which could be sold separate and apart from the Licensed Product and which is not required for the function of the Licensed Product.

1.12 “Confidential Information” of a party (the “transmitting party) means any non-public information or materials about or belonging to such a party hereto which the other party is provided, has access to, or learns hereunder that relate to the transmitting party’s research or business and which are either identified as confidential at the time of disclosure or which the other party (the “receiving party”) should reasonably know are deemed confidential by the transmitting party due to the nature of the information or the circumstances under which they were disclosed, including without limitation test data, samples, data, drawings, trade secrets, draft and final correspondence with the United States Patent and Trademark Office and other patent authorities, but does not include materials or information that the receiving party can, prior to its proposed use or disclosure, substantiate through written documentation: (a) is explicitly approved for public release by the transmitting party; (b) was already known by the receiving party with no obligation of confidentiality prior to receiving the information or material from the transmitting party; (c) was lawfully disclosed to the receiving party by a third party having the right to disclose it without an obligation of confidentiality; (d) was publicly known or accessible at the time of disclosure or later become part of publicly known or accessible through no fault or breach of obligation by the receiving party, its employees, or agents; or (e) was independently developed by the receiving party without use of the disclosing party’s Confidential Information. Information about or included in the Licensed Rights, including the Licensed Know-how, that satisfies the foregoing definition shall be deemed Confidential Information belonging to Fred Hutch. Information about the terms, but not the existence, of this Agreement shall be deemed Confidential Information belonging to both parties.

1.13 “Field of Use” means all fields of use, excluding the CD8 Co-Receptor Technology used independently of the HA-1 TCR program.

1.14 “Follow-On Product” means any modification of a Licensed Product or any new product developed under a sponsored research program conducted by Fred Hutch under Licensee funding. For clarification, any new product developed under a sponsored research program conducted by Fred Hutch that is not funded by Licensee is not a Follow-On Product.

1.15 “Generic Product” means, with respect to a particular Licensed Product in a country, a pharmaceutical product that: (a) contains the same active compound or ingredients as such Licensed Product; and (b) is approved for use in such country pursuant to 21 U.S.C. 355(b)(2), an ANDA, a separate NDA/BLA, compendia listing, or equivalent drug approval application.

1.16 “Governmental Authority” means any federal, state, national, supranational, local or other government, whether domestic or foreign, including any subdivision, department, agency, instrumentality, authority (including any regulatory authority), commission, board or bureau thereof, or any court, tribunal or arbitrator.

1.17 “Indication” means a generally acknowledged disease or condition, a significant manifestation of a disease or condition, or symptoms associated with a disease or condition or a risk for a disease or condition recognized by the FDA or equivalent regulatory authority for the purposes of labeling.

1.18 “IND” means (i) an Investigational New Drug application as defined and in 21 CFR 312.3 and all amendments and supplements thereto filed with the FDA or (ii) an equivalent application filed with any equivalent foreign agency or Governmental Authority including all documents, data and other information concerning use of an investigational pharmaceutical product which are necessary for gaining Regulatory Approval to ship and use such product in clinical investigations.

1.19 “Licensed Know-How” means any and all technical information, know-how, trade secrets, prototypes, specifications, directions, instructions, test protocols, procedures, test results, studies, analyses, raw material sources, data or databases (including patient databases for purposes of maintaining quality systems and otherwise so long as sharing such data is allowable by patient consent forms and any upstream agreements), innovations, discoveries, inventions, processes, methods, materials, protocols, machines, devices, formulae, equipment, enhancements, modifications, technological developments, techniques, systems, tools, designs, drawings, plans, software, documentation, programs and other knowledge, information, skills and materials controlled by Company that: (a) are owned or controlled by Fred Hutch at any time during the Term, and (b) are relevant to utilizing any of the Licensed Patents or are useful in the manufacture, sale, or use of the Licensed Products.

1.20 “Licensed Patents" means (a) the provisional patents, patents and/or patent applications, whether domestic or foreign, specified on Exhibit B attached hereto, (b) all divisionals, continuations, and such claims of continuations-in-part as are entitled to claim priority to the foregoing patents and/or patent applications, (c) any patents hereafter issuing onfrom or claiming priority to any of the foregoing applications, and (d) any renewals, reissues, re-examinations or extensions (e.g., supplementary protection certificates) of any of the foregoing, (e) claims in continuation-in-part applications or patents to the extent that such claims are entitled to priority to patents or applications covered hereby, and (f) any of the above arising from sponsored research conducted by Fred Hutch with Licensee funding.

1.21 “Licensed Product” means any method, process, composition, product (including Follow-On Products), service, or component part thereof that would, but for the granting of the rights set forth in this Agreement, infringe a Valid Claim contained in the Licensed Patents or contains, incorporates, includes, involves, or otherwise uses Licensed Know-How.

1.22 “Licensed Rights” means all rights granted to Company under Article 2 of this Agreement.

1.23 “LLS” means The Leukemia & Lymphoma Society and any successor thereto.

1.24 “LLS Agreement” means that certain Patent and Intellectual Property Agreement by and between Fred Hutch and LSS, dated September 13, 2016.

1.25 “LLS Retained Right” has the meaning set forth in Section 2.6(b).

1.26 “Net Sales” means the gross amount received by Company, Affiliate, and/or Sublicensee from distributors, customers, end users and other Third Parties for sales, leases, and other dispositions of Licensed Products, less (a) all trade, quantity, and cash discounts and refunds actually allowed, (b) all credits and allowances actually granted due to rejections, returns, recalls, rebates, charge backs, volume discounts, billing errors, retroactive price reductions, (c) tariffs, duties and similar governmental charges, (d) excise, sale and use taxes, and equivalent taxes to the extent not reimbursable in the then-current tax period, and (e) freight, transport, packing, handling, and insurance charges associated with transportation, but only if separately stated on the same invoice as for the sale, lease or other disposition of the Licensed Product. No deductions from Net Sales shall be made for commissions paid to individuals whether they are with independent sales agencies or regularly employed by Company and/or Sublicensee and on its payroll, or for cost of collections.

For the purposes of calculating Net Sales Price, (a) all calculations of Net Sales Price shall be in accordance with GAAP and based on, or valued as if based on, bona fide arms’ length transactions and not on any bundled, loss-leading or other blended or artificial selling or transfer price, and (b) on sales of Licensed Products by made in other than an arm’s length transaction, or where Licensed Products are not sold, but are otherwise transferred or disposed of, Net Sales will be attributed to such transaction equal to the Net Sales that which would have been received in an arm’s length transaction, based on sales of like quantity and quality of Licensed Products sold on or about the time of the transaction. Net Sales does not include sale, lease, disposition or other transfer of Licensed Products among or between Company, Affiliates, and Sublicensees (including contract manufacturers) for the purpose of subsequent resale to a Third Party, but does include subsequent resale to such Third Party. For avoidance of doubt Net Sales are calculated on sales by Company or Sublicensee to a distributor, and not on the subsequent sale by a distributor.

The expression “transferred or otherwise disposed of” means (y) not sold but delivered, directly or indirectly, by Company or Sublicensee to others (including deliveries for export), regardless of any return or exchange consideration; or (z) exploited or otherwise used by Company or a Sublicensee for any purpose other than routine testing of such Licensed Products. Notwithstanding the foregoing, “transferred or otherwise disposed of” shall not mean items delivered in connection with a bona fide consignment.

Net Sales for Combination Products will be calculated by multiplying actual Net Sales of such Combination Products by the fraction A/(A+B), where “A” is the Net Sales price of the Licensed Product if sold or performed separately, and “B” is the Net Sales price of the other product, component or ingredient or service in the Combination Product if sold separately. If, on a country-by-country basis, the other product, component or ingredient or service in the Combination Product is not sold separately in said country, Net Sales for the purpose of determining Running Royalties of the Combination Product shall be calculated by multiplying actual Net Sales of the Combination Product by the fraction A/C where “A” is the Net Sales price of the Licensed Product, if sold separately, and “C” is the Net Sales price of the Combination Product. If, on a country-by-country basis, neither the Licensed Product, nor the other product, component or ingredient or service in the Combination Product, is sold separately in said country, Net Sales for the purpose of determining Running Royalties of the Combination Product shall be determined in good faith by the parties. A Combination Product may include a Licensed Product and any separate product, component or ingredient or service developed by or in-licensed by Company from a Third Party provided it is a Combination Product as defined in this Agreement.

1.27 “Patent Expenses” means all reasonable past, present, and future costs (including attorneys’ and application fees) incurred by Fred Hutch in accordance with this Agreement to apply for, prosecute and maintain Licensed Patents, including but not limited to the costs of interferences, oppositions, inter partes review and re-examinations.

1.28 “Phase I Clinical Trial” means a human clinical trial that satisfies the requirements of 21 CFR 312.21(a), or its successor regulation or its equivalent in any other jurisdiction in the Territory.

1.29 “Phase II Clinical Trial” means a clinical trial that satisfies the requirements of 21 CFR 312.21(b) (or its successor regulation) or its equivalent in any other jurisdiction in the Territory.

1.30 “Phase III Clinical Trial” means a clinical trial that satisfies the requirements of 21 CFR 321.21(c), or its successor regulation or its equivalent in any other jurisdiction in the Territory.

1.31 “Registrational Trial” means any one of a Phase I Clinical Trial, Phase II Clinical Trial or Phase III clinical trial or that can be used in furtherance of Regulatory Approval.

1.32 “Regulatory Approval” means any approvals (including supplements, amendments, pre- and post-approvals and price approvals), licenses, registrations or authorizations (including any designations of an indication for a Licensed Product as an “Orphan Product” under the Orphan Drug Act), howsoever called, of any Regulatory Authority, which are necessary for the distribution, importation, exportation, manufacture, production, use, storage, transport or clinical testing and/or sale of a Licensed Product in a regulatory jurisdiction. Regulatory Approval will not include any site license for a Company manufacturing facility.

1.33 “Regulatory Authority” means the United States Federal Drug Administration (“FDA”) or any counterpart of the FDA outside the United States, or other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council, or other governmental entity or government sanctioned entity with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport or clinical testing and/or sale of a Licensed Product hereunder.

1.34 “Regulatory Filings” means, collectively, New Drug Applications (NDAs), BLAS, INDs, establishment license applications (ELAs) and drug master files (DMFs), applications for designation of a Product as an “Orphan Product(s)” under the Orphan Drug Act, Orange Book filings, responses to FDA “Written Requests,” or any other filings (including any foreign equivalents and further including any related correspondence and discussions), and all data contained therein, as may be required by the FDA or equivalent Regulatory Authorities for the development, manufacture or commercialization of a Licensed Product hereunder.

1.35 “Sponsored Research Agreement” means an agreement entered into by the Company and Fred Hutch to advance the pre-clinical development of the Licensed Patents and Licensed Know-How that is funded by the Company.

1.36 “Sublicense” means the grant by Company, its Affiliate, or a Sublicensee to a Third Party of any license, option, first right to negotiate, or other right granted under the Licensed Rights, in whole or in part. Notwithstanding the foregoing, the grant of the right to resell (but not to develop, manufacture, or have made manufactured) Licensed Products to a distributor and the grant of a license to use a Licensed Product to an end-user, where the end user has no other rights with respect to the Licensed Rights other than to be an end user of the Licensed Product, will not be a Sublicense, including without limitation, for purposes of calculating Net Sales or Sublicensing Consideration. “Sublicense” used as a verb, “Sublicensing,” and “Sublicensed” have correlative meanings.

1.37 “Sublicensing Consideration” means any remuneration whether in the form of money, equipment, property, equity, or any other cash or noncash consideration received by Company from a Sublicensee in consideration for a grant of a Sublicense to the Licensed Rights. However, Sublicensing Consideration does not include payments for: (i) royalty payments, (ii) equity (at fair market value) or debt in Company, (iii) amounts loaned to or reimbursable to the Company by the Company for patent prosecution, defense, enforcement and maintenance, product development, research, clinical studies and/or regulatory approval performed by or for Company, (iv) payments received by the Company for research and/or development expenses, and related full-time equivalent (fully loaded) costs, or (v) transfer price payments for the purchase of Licensed Product supplied by Licensee (or its Affiliate) made at prices in compliance with the rules for applicable tax authorities. If the Sublicense is included in a broader transaction, including but not limited to sponsored research agreements, supply agreements, collaboration agreements, and other intellectual property license agreements, the Sublicensing Consideration corresponds to the fair and equitable value of the rights Sublicensed hereunder vis a vis all such other agreements which collectively constitute such broader transaction, as calculated in good faith by the Company and as provided to Fred Hutch in written documentation with sufficient detail to allow Fred Hutch to understand the calculation and contribution of the relative value of the licenses granted herein in the broader transaction. Sublicensing Consideration does not include Sublicensee’s payment of Running Royalties with respect to such Sublicensee’s Net Sales which are either paid directly to Fred Hutch or paid to Company or its Affiliate and then passed through to Fred Hutch.

1.38 “Sublicensee” means any Third Party other than an Affiliate to whom Company or an Affiliate grants a Sublicense under its Licensed Rights.

1.39 “Term” means the term of this patent license will begin on the Effective Date and will continue until all Valid Claims expire or are held invalid or unenforceable by a court of competent jurisdiction from which no appeal can be taken, unless otherwise terminated under Article 11 (Termination).

1.40 “Territory” means worldwide

1.41 “Third Party” means an individual or entity other than Fred Hutch and Company.

1.42 “Valid Claim” means, on a country-by-country basis, a claim of an unexpired issued or granted Licensed Patent as long as the claim has not been admitted by Company or otherwise caused to be invalid or unenforceable through reissue, disclaimer or otherwise, or held invalid or unenforceable by a Governmental Authority of competent jurisdiction from whose judgment no appeal is allowed or timely taken.

ARTICLE 2 – LICENSE GRANT

2.1 License Grant. Subject to other terms and conditions of this Agreement, Fred Hutch hereby grants to Company and its Affiliates a license, with the right to sublicense through multiple tiers, under the Licensed Technology, to research, develop, make, have made, use, have used, sell, have sold, offer to sell, have offered for sale, import, have imported, export, have exported, exploit and otherwise have exploited Licensed Products in the Field in the Territory, which license will be (i) exclusive, subject to the LLS Retained Right and any Bellicum Pre-Existing Rights (including any Bellicum Converted Exclusive License), with respect to the Licensed Patent Rights, (ii) exclusive, subject to the Bellicum Pre-Existing Rights, with respect to the Licensed HA-1 Specific Know- How, and (iii) non-exclusive with respect to the Licensed Non-Specific Know-How.

2.2 Sublicense Rights. Company and its Affiliates may Sublicense any or all of their licensed rights to and under the Licensed Patents and Licensed Know-how; any such Sublicense shall be subject to limitations set forth herein. A Sublicense may permit the Sublicensee to grant additional sublicenses, provided those sublicenses comply with the provisions hereof. Each Sublicense must be embodied in a written document provided:

(a) Such Sublicense does not exceed the scope of rights granted to Company hereunder.

(b) the Sublicense includes royalty rates not less than those required to be paid pursuant to this Agreement and includes an agreement by the Sublicensee to be bound by the terms and conditions of Section 5.8 of this Agreement and permits Company to audit royalties to at least the extent provided in Section 5.12;

(c) the Sublicense does not contain provisions that extend the term of this Agreement (or that continue the Licensed Rights following termination of this Agreement),not receive or agree to receive anything of value in lieu of monetary consideration from Sublicensees.

(d) the Sublicense contains a right of termination by Company for the Sublicensee’s:

(i) breach of any payment or reporting obligations affecting Company; or

(ii) breach of any other terms or conditions of the Sublicense agreement that would constitute a breach of this Agreement if Company failed to comply therewith.

Company will provide Fred Hutch copies of any executed Sublicense agreements and amendments thereto within fifteen (15) days after their execution and an updated list of all Sublicensees from time to time upon Fred Hutch’s request; provided, however, that Company may redact terms of such Sublicenses to remove confidential information that does not relate to a Licensed Product or the Licensed Rights.

Notwithstanding any Sublicense agreement, Company shall remain responsible for all of Company’s duties and obligations contained in this Agreement, including without limitation the payment of royalties hereunder and Company’s obligations under Article 3 (Due Diligence), and any act or omission by Sublicensee that constitutes a breach of this Agreement shall be deemed to be a breach by Company, provided that Fred Hutch may not terminate this Agreement for a breach by Sublicensee if (i) Company did not direct or approve in writing such breach; and (ii) Licensee promptly terminates the sublicense in the circumstances described below in this section. The parties agree that performance of obligations by a Sublicensee shall satisfy the corresponding obligations of the Company hereunder. In the event of a non-disputed Sublicensee breach, and if after a reasonable cure period provided in the Sublicense agreement, not to exceed thirty (30) days, the Sublicensee fails to cure the Sublicensee breach and Fred Hutch requests termination of the Sublicense Agreement, then Company shall terminate the Sublicense agreement by written notice to the Sublicensee within five (5) days thereafter and concurrently provide a copy of such notice to Company.

Any purported Sublicenses in violation of this Agreement will be void.

2.3 Subcontracting. Any subcontractor engaged by Company to perform for Company any of its rights or obligations under this Agreement shall be a party to a written agreement consistent with the terms and conditions of this Agreement.

2.4 Affiliates. Company may extend rights granted to Company under this Agreement to any of its Affiliates, provided that any such Affiliate must comply with and agree to comply with all terms and conditions of this Agreement applicable to Company. Company hereby unconditionally guarantees the compliance with and performance by each of its Affiliates of all provisions of this Agreement. Company and its Affiliates who exercise rights under this Agreement will be responsible and jointly and severally liable for all payments due pursuant to this Agreement. A breach of this Agreement by any of Company’s Affiliates will also be deemed a breach by Company. Company will provide Fred Hutch with an updated list of all Affiliates from time to time upon Fred Hutch’s request.

2.5 Limitation of Rights. No provision of this Agreement grants to Company, by implication, estoppel or otherwise, any rights other than the rights expressly granted it in this Agreement under the Licensed Rights, including any license rights under any other Fred Hutch-owned technology, copyright, know-how, patent applications, or patents, or any ownership rights in the Licensed Rights.

2.6 Reservation of Rights. Notwithstanding the exclusivity of the license in Paragraph 2.1 and 2.2 above, Fred Hutch, on behalf of itself and its affiliates and investigators, hereby reserves the right to utilize and practice the Licensed Patents; however, with respect to utilization and practice in both the Territory and Field of Use, such reservation will only be for non-commercial clinical and non-clinical research, testing, educational or patient care purposes and to license the Licensed Patents to other non-profit organizations at no charge for their own non-commercial research, testing, educational and patient care purposes, provided that the organizations have agreed in writing to limit any use in the Territory and Field of Use to such purposes.

(a) Fred Hutch represents and warrants to Company that, (i) as of the Effective Date, Bellicum has not been granted any Bellicum Converted Exclusive Licenses and (ii) Fred Hutch has provided Company a true and complete copy of the Bellicum CMTA, together with any amendments, waivers or other changes thereto. During the Term, Fred Hutch will notify Company promptly of any Bellicum Converted Exclusive Licenses granted to Bellicum for “Material Inventions” (as such term is defined in the Bellicum CMTA) constituting Licensed HA-1 Specific Know-How or New Patent Rights.

(b) Fred Hutch reserves the right to make available to LLS for research purposes only (but not for for-profit sponsored research or other commercial purposes) the inventions claimed in the Licensed Patent Rights as a non-exclusive, royalty-free technology transfer should LLS make a request to Fred Hutch for the same (the “LLS Retained Right”). Fred Hutch represents and warrants to Company that, (i) as of the Effective Date, LLS has not exercised the LLS Retained Right and (ii) Fred Hutch has provided Company a true and complete copy of the LLS Agreement, together with any amendments, waivers or other changes thereto. Fred Hutch will notify Company promptly in the event that LLS exercises the LLS Retained Right and Fred Hutch makes such a non-exclusive technology transfer to LLS.

2.7 Publication Rights. Fred Hutch reserves the right for itself and its affiliates and investigators to present, publish or otherwise disseminate the results of its and their research on the inventions claimed in the Licensed Rights.

2.8 The United States Government’s Rights; Non-Profit Funding. Inventions covered in the Licensed Patents arose, in whole or in part, from federally supported research and the federal government of the United States of America has certain rights in and to such inventions as those rights are described in Chapter 18, Title 35 of the United States Code and accompanying regulations, including Part 401, Chapter 37 of the Code of Federal Regulation. The parties’ rights and obligations under this Agreement to any government-funded inventions, including the grant of license set forth in Paragraph 2.1 (License Grant), are subject to the applicable terms of the aforementioned United States laws. The U.S. Government is entitled, as a right, under these Chapters: (a) to a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on the behalf of the U.S. Government any of the federally funded inventions throughout the world and (b) to exercise march in rights on the federally funded inventions. Company agrees that, to the extent required by Title 35 Section 204 of the United States Code, it will substantially manufacture in the United States of America all products embodying or produced through the use of a federally funded invention. Moreover, the Licensed Patents were created or invented in the course of research funded by a research grant from a non-governmental entity and the license rights may be subject to the terms of such research grant. If any term of this Agreement fails to conform with the foregoing statutes and regulations or research grant, the relevant term will be unenforceable and subject to the severability provisions in Paragraph 14.5.

2.9 Know How. Promptly after the Effective Date, and from time to time thereafter (as reasonably requested by Licensee) but within 1 year after the Effective Date, Fred Hutch shall provide to Company all Licensed Know-How to Company, including reasonable quantities of all materials reasonably requested to advance the development of Licensed Products. Fred Hutch agrees to provide reasonable support and consultation regarding such transfer to support Company’s research, development and manufacture of Licensed Products. Licensee can request a reasonable amount of formal meetings during the term of this Agreement, on a reasonable schedule and format that is mutually agreeable to Fred Hutch investigators and Company, to provide Company with information necessary or useful for it to carry out its obligations and/or exercise its rights under this Agreement and to determine whether to elect to manufacture Licensed Products. In addition Fred Hutch agrees that Fred Hutch investigators will make themselves reasonably available for additional telephone discussions regarding the Licensed Know-How, including the use, manufacture and maintenance thereof.

ARTICLE 3 – DUE DILIGENCE

3.1 Company shall use Commercially Reasonable Efforts to bring a Licensed Product to market through a program for exploitation of the Licensed Rights. The program shall include the preclinical and clinical development of the project, including research and development, manufacturing, laboratory and clinical testing and marketing of Licensed Product.

3.2 Development and Commercialization Reports. Throughout the Term of this Agreement and on January 31st of each year, Company will deliver to Fred Hutch written reports of Company’s and Sublicensees’ efforts and plans to develop and commercialize the innovations covered by the Licensed Rights and to make and sell Licensed Products. If requested by Company or Fred Hutch prior to December 31 of any year and subsequently mutually agreed by both Parties, this report may be delivered as a live presentation, which presentation shall take place by January 31 and presentation materials will be delivered to Fred Hutch within 30 days of such live presentation. Company will have no obligation to prepare commercialization reports in years where (a) Company delivers to Fred Hutch a written royalty report with active sales (as defined in Paragraph 6.6), and (b) Company has fulfilled all Diligence Milestones (as defined in Paragraph 3.3). In relation to each of the Diligence Milestones, each commercialization report will include sufficient information to demonstrate fulfillment of or progress towards those Diligence Milestones and will set out timeframes and plans for those Diligence Milestones which have not yet been met.

3.3 Diligence Milestones. For the Licensed Products that will be developed pursuant to this Agreement, Company will use Commercially Reasonable Efforts to achieve development milestones as described in the time and events below (“Diligence Milestones”). Company and Fred Hutch shall agree target dates for such efforts acting reasonably and in good faith and may agree dates that are specified as timeframes following the preceding milestone(s), provided that the parties shall adjust such dates in the event of alteration of the product design, adverse data, government delay or Fred Hutch delay. The specific diligence milestones to be agreed are the following:

Sign CTA and/or startup letter agreement for expanded Phase I clinical tria

Fully fund expanded Phase I Clinical Trial (up to 9 patients), the budget and schedule for which have been provided to Company.

Fully fund Phase II clinical Trial and/or prophylactic trial

IND submittal for HA-1 TCR

Initiation of Phase I trial HA-1 TCR

Initiation of Phase II trial HA-1 TCR

Initiation of Phase III trial HA-1 TCR

FDA approval HA-1 TCR

Sale of first Licensed Product HA-1 TCR

3.4 Diligence Milestone Notices. Company will inform Fred Hutch in writing before or within three (3) business days after each Diligence Milestone deadline whether such milestone has been met.

ARTICLE 4 – PATENT PROSECUTION

4.1 Patent Prosecution and Maintenance. Fred Hutch will have the first and sole right, using in-house or outside legal counsel selected by Fred Hutch, to prepare, file, prosecute, maintain and extend patents and patent applications in the Licensed Patents in its own name in the United States of America and in any other countries in the Territory. Fred Hutch will use reasonable efforts to deliver to Company reasonably complete drafts of all material submissions to patent authorities relating to the Licensed Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give Company a reasonable opportunity to comment on such documents prior to their filing. Company will provide any such comments promptly. Fred Hutch will consider Company’s comments and requests with regard to the preparation, filing, prosecution and/or maintenance of the Licensed Patents in good faith. However, the final decision with respect to such matter will remain with Fred Hutch. Fred Hutch will also provide Company copies of material documents received from such patent authorities relating to the Licensed Patents. If Fred Hutch notifies Company of its proposal to file a Licensed Patent hereunder in any country in the Territory and Company notifies Fred Hutch in writing within fourteen (14) days thereafter that it does not agree to such filing, then Fred Hutch will have the right to file, prosecuteand maintain such patent in such country at its own expense, and such patent will not be included in Company’s license under this Agreement.

4.2 Company’s Election to Prosecute. In the event that Fred Hutch desires not to remain responsible for the prosecution or maintenance of any Licensed Patents, it will provide Company with written notice of such intended decline of responsibility, and Company may by providing written notice of its election within sixty (60) days’ of its receipt of the notice from Fred Hutch, ect to assume, at Company’s expense, the responsibilities and obligations to prosecute, and intain and extend in Fred Hutch’s name the abandoned Licensed Patents in their respective countries. Company will use reasonable efforts to deliver to Fred Hutch reasonably complete drafts of all material submissions to patent authorities relating to the Licensed Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give Fred Hutch a reasonable opportunity to comment on such documents prior to their filing. Fred Hutch will provide any such comments promptly. Company will consider Fred Hutch’s comments and requests with regard to the preparation, filing, prosecution and/or maintenance of such abandoned Licensed Patents in good faith. However, the final decision with respect to such matter will remain with Company. Company will also provide Fred Hutch copies of material documents received fromsuch tent authorities relating to the Licensed Patents

4.3 Company’s Abandonment. If, after electing to assume the responsibilities set forth inParagraph 4.2 above, Company subsequently determines not to prosecute or maintain such Patents in any country, Company will provide Fred Hutch with sixty (60) days’ written notice (“Abandonment Notice”). If the Territory includes multiple countries and such determination is made on a country-by-country basis, then upon Company’s Abandonment Notice to Fred Hutch, Company’s license and other rights hereunder will terminate with respect to such country/countries and Fred Hutch will have the right but not the obligation to assume responsibility for the prosecution and maintenance in such country/countries and will be responsible for all expenses associated therewith.

4.4 Challenging the Patents. Company has reviewed the Licensed Patents and as of the Effective Date is not aware of any basis to challenge or dispute the inventorship, validity, or enforceability of any of the claims in the Licensed Patents. If, during the Term, Company or its Affiliate institutes, actively participates as an adverse party in, or otherwise provides material support to, any action, suit or other proceeding to invalidate or limit the scope of any Licensed Patent claim or obtain a ruling that any Licensed Patent claim is unenforceable or not patentable or that any Licensed Products would not, but for the licenses granted hereunder, infringe one or more claims of any Licensed Patent (“Patent Challenge”), Fred Hutch has the right, at its option, to immediately terminate this Agreement upon notice to Company with no opportunity for Company to cure. In the event of any such Patent Challenge, if any a claim of a Licensed Patent is adjudged to be not invalid by a court or Governmental Authority of competent jurisdiction, (a) the amounts payable by Company to Fred Hutch under Paragraph 6.5 shall increase to double the amount otherwise payable under Paragraph 6.5, effective as of the first date of Company’s or its Affiliate’s first filing, participation in, or provision of material support to the Patent Challenge, and (b) Company shall reimburse all otherwise unreimbursed costs and expenses of Fred Hutch in defending such Patent Challenge, including attorneys’ fees. For clarity, to the fullest extent permitted by law, Company agrees that no payment made to Fred Hutch or to be made to Fred Hutch is refundable or may be offset as the result of any challenge by Company to the validity or enforceability of the Licensed Patents, even if the challenge is successful or it is otherwise determined that the Licensed Patents do not include Valid Claims.

4.5 Sublicensee Challenges to Licensed Patents. Licensee shall include provisions in all Sublicense agreements permitted under this Agreement providing that if the Sublicensee or its Affiliate brings or participates in a Patent Challenge, the Sublicense agreement will immediately terminate effective as of the first date of the Sublicensee’s or its Affiliate’s first filing or participation in the Patent Challenge. The failure to include such automatic termination provision in a Sublicense agreement hereunder shall constitute a material breach of this Agreement. If a Sublicensee (or an Affiliate of the Sublicensee) undertakes a Patent Challenge, Company, upon receipt of notice from Company, shall immediately terminate the applicable Sublicense agreement.

Any failure to immediately terminate the Sublicense agreement as required by this section shall constitute a material breach of this Agreement.

ARTICLE 5 – CONSIDERATION

In consideration of the rights set forth herein, Company shall make the following payments to Fred Hutch:

5.1 Patent Expense Payment. Company will pay, or reimburse Fred Hutch for paying, one hundred percent (100%) of all Patent Expenses incurred on or after the Effective Date within 30 days of its receipt of Fred Hutch’s invoice for such Patent Expenses. Fred Hutch reserves the right to request advance payments for certain Patent Expenses, at Fred Hutch’s discretion. Company will, within 30 days from the Effective Date, reimburse Fred Hutch for all Patent Expenses incurred prior to the Effective Date. The amount of unreimbursed Patent Expenses invoiced to Fred Hutch prior to the Effective Date is approximately $11,171.00.

5.2 License Fee. Within thirty (30 days of the Effective Date, Company will pay to Fred Hutch a one-time non-refundable, non-credible upfront payment in the amount of fifty thousand U.S. dollars (US$50,000).

5.3 License Maintenance Fee. Beginning on the anniversary of the Effective Date and on every subsequent anniversary of the Effective Date until the Company’s first achievement of a Regulatory Approval of a Licensed Product, Company shall pay to Fred Hutch an annual license maintenance fee due and payable within forty-five (45) days after each anniversary of the Effective Date of:

●	Year 1-2 after Effective Date: 0$
●	Year 3 after Effective Date: $25,000
●	Year 4 after Effective Date: $50,000
●	Year 5 and each year thereafter after the Effective Date: $100,000

5.4 Running Royalties. During the Term, within thirty (30) days of the end of each calendar year, Company shall pay Fred Hutch running royalties (“Running Royalties”) equal to a percentage of Net Sales from Licensed Products sold during such calendar year according to the following schedule:

●	For aggregate, worldwide, annual Net Sales less than or equal to Five Hundred Million US Dollars ($500,000,000): 2%

●	For aggregate, worldwide, annual Net Sales greater than Five Hundred Million US Dollars ($500,000,000) but less than or up to One Billion US Dollars ($1,000,000,000): 3%

●	For aggregate, worldwide, annual Net Sales greater than One Billion US Dollars ($1,000,000,000): 4.5%

If Company or an Affiliate or Sublicensee pays royalties to one or more third parties, in order to obtain a license or similar right necessary to commercialize a Licensed Product either because Company reasonably determines such license is necessary to practice the Licensed Rights or in order to add features or functionality to the Licensed Products, Company may offset a total of fifty percent (50%) of such third-party payments against any royalty payments that are due to Fred Hutch in the same reporting period; provided, however, that in no event shall the royalty payments under this section, when aggregated with any other offsets and credits allowed under the Agreement, be reduced below fifty percent (50%) of the running royalty for such a Licensed Product in any royalty reporting period. For purposes of clarity, third parties may include the parties.

During the Royalty Term, (i) if a Generic Product or a Biosimilar Product is commercialized and distributed in any particular country by a Third Party that is not a Sublicensee or (ii) there are no patents covering a Licensed Product, the royalty rates payable with respect to Net Sales of the subject Licensed Product in such country shall be at rates half of those set forth above. The reductions set out in this paragraph will be spread pro rata over each of the Net Sales levels set forth above.

5.5 Royalty Reports. Each payment of Running Royalties shall be accompanied by a report of Net Sales in sufficient detail to permit confirmation of the accuracy of the Running Royalty payment made, including, without limitation and on a country-by-country basis, the number of Licensed Products sold or commercialized, the gross sales and Net Sales and deductions taken from gross sales by category as set forth in the definition of Net Sales to arrive at the Net Sales calculation, the Running Royalties payable (in U.S. Dollars), and the method used to calculate the Running Royalties as well as the exchange rates used.

5.6 Financial Milestones. For the first Licensed Product developed in connection with this Agreement, Company will pay to Fred Hutch the following non-cumulative, non-creditable, and non-refundable milestone payments for the first achievement of the milestone within 30 days of achieving the corresponding milestone, whether achieved by Company, its Affiliate, or a
Sublicensee as follows:

Development Milestones:

$500k Successful completion of amended Phase I clinical trial HA-1 TCR

$1M Initiation of Registrational Trial HA-1 TCR

$3M FDA approval HA-1 TCR

$1M Regulatory Approval HA-1 TCR

$1M EMA

$1M Regulatory Approval for a first Indication by Japan’s PMDA

$1.5M following First Commercial Sale of and HA-1 TCR Licensed Product

$500K Regulatory Approval of HA-1 TCR for any additional indications

Commercial Milestones (one-time payments, not for each Licensed Product):

$5M: First occurrence of annual Net Sales of Licensed Products exceed US $100M in a given calendar year

$15M: First occurrence of annual Net Sales of Licensed Products exceed US $500M in a given calendar year

$20M: First occurrence of annual Net Sales of Licensed Products exceed US $1B in a given calendar year

$25M: First occurrence of annual Net Sales of Licensed Products exceed $1.5B in a given calendar year

$30M: First occurrence of annual Net Sales of Licensed Product exceed US $2B in a given calendar year

5.7 Consideration other than Monetary. Company, its Affiliates, and Sublicensees shall have no right to sell, license or otherwise distribute Licensed Products for no consideration or in exchange for non-monetary compensation without Fred Hutch’s prior written consent. Upon any such approved sale, license or other distribution or disposal other than for monetary consideration or at a discounted price substantially lower than the customary price, such Licensed Product shall be deemed to be sold or used exclusively for money at the average price during the applicable reporting period generally achieved in arms’ length transactions for such Licensed Product in the country in which such sale, license or other distribution or disposal occurred when such Licensed Product is sole or use alone and not with other products (or, in the absence of such sales or licenses, at the fair market value of the Licensed.

5.8 Sublicenses. In the event that Company enters into a Sublicense agreement with a Third Party, excluding Sublicenses with Affiliates, Company shall pay to Fred Hutch a percentage of all Sublicensing Consideration according to the following schedule.

Tiered consideration with sublicensing consideration reduced with milestone achievement by company.

●	15% prior to IND submittal for any Licensed Product
●	7% after IND submittal for any Licensed Product but before initiation of Phase II clinical trial for any Licensed Product
●	3% after initiation of Phase II clinical trial for any Licensed Product

(a) Sublicensing Consideration Payments. Payments to Fred Hutch with respect to Sublicensing Consideration shall be due within thirty (30) days after such amounts are received by Company and shall be accompanied by a report in sufficient detail to permit confirmation of the accuracy of the Sublicensing Consideration payment made hereunder.

5.9 Taxes and Other Fees. In addition to any other amounts due hereunder, Company shall pay, without any deduction to its Net Sales, all federal, state, municipal, foreign, and other governmental excise, sales, use, property, customs, import, value added and other taxes, fees and levies of any nature that are assessed upon or with respect to the development, manufacture, use, offer, sale, license distribution, export or import of the Licensed Rights or otherwise arising in connection with this Agreement, other than United States taxes based on Fred Hutch’s income. If any withholding tax is imposed under the laws of a country or other taxing jurisdiction outside of the United States on any amounts to be paid to Fred Hutch, such amounts will be increased by the amount of the withholding tax. Company shall be solely responsible for and shall pay any and all amounts required in the foreign location to be withheld, charged, deducted, or assessed against such payment amounts and will promptly furnish Fred Hutch with certificates evidencing payment of such amounts.

5.10 Payments: Currency. All payments under this Agreement shall be made to “Fred Hutchinson Cancer Center” and remitted to the address in Paragraph 13.1. All payments shall be made in U.S. Dollars without set-off for currency conversion. With respect to Net Sales invoiced or expenses incurred in a currency other than U.S. Dollars, the Net Sales invoiced or expenses incurred shall be converted into the US Dollar equivalent using a conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the applicable reporting/payment period.

5.11 Unpaid Amounts; Interest: Material Breach. Any sums which have not been timely paid by Company shall accrue interest compounded daily from the original due date of each sum until the date of actual receipt of payment at the annual rate of ten percent (10%) or the maximum rate allowable by law, whichever is higher. Without limiting the materiality of any other breaches of this Agreement, Company’s failure to make timely payments under this Article 6 shall be deemed a material breach.

5.12 Records: Audit. Company shall keep during the Term and for a period of three (3) years thereafter, full, true and accurate books of accounts and other records containing all information necessary to ascertain and verify the remuneration payable to Fred Hutch hereunder. During the Term of this Agreement and for three (3) years thereafter, Fred Hutch shall have the right to audit, or have an agent, accountant or other representative, audit such books, records and all other material documentation of Company and its Affiliates and Sublicensees relating to Net Sales and other payment obligations at reasonable times and upon reasonable notice. Should the audit lead to the discovery of a discrepancy to Fred Hutch’s detriment, Company shall pay the amount of the discrepancy, plus interest, within thirty (30) days of written notice with the findings of the inspection. Fred Hutch shall pay the full cost of the inspection unless the discrepancy is greater than five percent (5%) to Fred Hutch’s detriment, in which case Company shall pay the reasonable cost charged by such accountant for such inspection at the time of payment of the discrepancy.

5.13 Common Stock Grant. Company agrees to irrevocably issue to Fred Hutch, in partial consideration of Company’s receipt of the licenses granted under this Agreement, shares of common stock representing two percent (2.0%) of the Company on a fully diluted basis pro-forma the equity capital raise following the capital raise that results in the Company having raised $8 million subsequent to the date hereof; provided, however, that (i) if the capital raise involves financing beyond the $8 million aggregate, the 2% will be calculated after the $8 million and shall not include additional shares issued for incremental capital; (ii) shares that may be issued to MSK in connection with a separate license being negotiated by the Company will not be included in the fully-diluted shares and shall be deemed to be issued after the financing and issuance contemplated hereby. Fred Hutch acknowledges that the pre-money valuation for the financing is expected to be at least $80 million. Such shares shall be issued pursuant to an agreed-upon stock purchase agreement between Company and Fred Hutch that will contain customary registration rights and customary preemptive rights allowing Fred Hutch to purchase a pro rata amount of future financings on terms consistent with those offered to investors. “Qualified Financing” is a transaction or series of transactions (whether related or over time) completed after the date hereof pursuant to which the Company issues and sells shares of its capital stock (including proceeds from the incurrence of indebtedness that is converted into such stock) with the principal purpose of raising capital from which the Company receives aggregate gross proceeds of not less than $12 million. Stock certificates shall be delivered to Fred Hutch within thirty (30) days of issuance unless Company utilizes book entry shares.

5.14 Transfer Restrictions. Fred Hutch agrees that, in the event of any underwritten or public offering of securities of Company or an Affiliate, Fred Hutch shall comply with and agree to any legally required restriction on the transfer of its equity interest, or any part thereof, imposed by the underwriter, and shall perform all acts and sign all necessary documents required with respect thereto. Other than the foregoing, Fred Hutch shall not be restricted from transferring its equity interest to any entity in any manner not prohibited by law.]

5.15 Observational Board Seat. Company grants Fred Hutch the right to any person that Fred Hutch may reasonably designate as his replacement present as a non-voting observer at all meetings of the board of directors of Company (“Board”). Fred Hutch’s Board observer will receive all notice of meetings and documentation, including but not limited to all minutes, reports, agendas, actions, resolutions, and consents that other Board members receive. Observer rights shall survive termination of this Agreement so long as Fred Hutch owns at least 2.5% of the outstanding shares of Company stock on a fully diluted basis. The board observer shall execute a confidentiality agreement reasonably to the company, and Company may exclude such observer from executive sessions, committees not pertaining directly to the development of Licensed Products or where Company reasonably determines necessary to preserve privilege or to maintain confidentiality where Fred hutch has a conflict of interest.

ARTICLE 6 – INFRINGEMENT

6.1 Notification. Each party will promptly report in writing to the other party during the Term any infringement or suspected infringement or misappropriation in the Territory of any Licensed Patent or Licensed Know-how of which it becomes aware and will provide the other party with all available evidence supporting such infringement or suspected infringement.

6.2 Company’s Right to Enforce. During the term of this Agreement, Company has the first right to respond to, defend, and prosecute in its own name, and at its own expense, actions or suits relating to the exclusively Licensed Rights. If required by law or otherwise legally necessary for such action to proceed, Fred Hutch agrees to be joined as a party plaintiff, provided that (a) Company must notify Fred Hutch at least 10 days before filing suit, and (b) Company will reimburse Fred Hutch for all reasonable legal fees and costs incurred by Fred Hutch in connection with such action. Company will give Fred Hutch sufficient advance written notice of its intent to initiate or not initiate any such action and the reasons therefor and will provide Fred Hutch with an opportunity to make suggestions and comments regarding such action; however, all final decisions will be made by Company in its discretion. Notwithstanding the foregoing, Fred Hutch will also independently have the right to voluntarily join the suit, in which case Fred Hutch will pay one half of the cost of prosecuting the lawsuit from the date of joining. Company will keep Fred Hutch promptly informed of the status of any such action. Any damages, profits or awards of whatever nature recovered from such action will be treated as Net Sales under this Agreement after Company has been compensated for its costs in handling such action hereunder and also after Fred Hutch has been compensated for its costs in handling such action if Fred Hutch joins the suit. Company will have no right or authority to settle or otherwise voluntarily dispose of any such action without Fred Hutch’s prior written consent, not to be unreasonably withheld, except that Company may grant a Sublicense to any alleged infringer in accordance with the terms and conditions of this Agreement relating to Sublicenses. Any upfront fees and other revenues delivered to Company pursuant to such Sublicense will be treated as Sublicensing Consideration. Company will not settle any suits or actions in any manner relating to the Licensed Rights that is detrimental to the Fred Hutch or to the scope or validity of Licensed Rights, without obtaining the prior written consent of Fred Hutch, which consent shall not be unreasonably withheld or delayed.

6.3 Limitation on Infringement Actions. Excluded from the rights granted herein is the right to bring an infringement action against a not-for-profit entity for infringement of the License Rights in carrying out not-for-profit research that does not involve commercialization of products.

6.4 Fred Hutch’s Right to Institute Action. In the event that Company does not, within six (6) months after becoming aware of the infringement, secure cessation of the infringement, enter suit against the infringer or provide Fred Hutch with evidence of the pendency of a bona fide negotiation for the acceptance by the infringer of a Sublicense under the Licensed Patents, Fred Hutch will have the first and sole right, but not the obligation, at its own expense to initiate an infringement suit or other appropriate action against any Third Party who at any time has infringed or is suspected of infringing any of the Licensed Patents hereunder. Fred Hutch will provide Company with an opportunity to make suggestions and comments regarding such action; however, all final decisions will be made by Fred Hutch in its discretion. Fred Hutch will keep Company promptly informed of the status of any such action. Fred Hutch may join Company to the suit at its option, provided that Fred Hutch will bear all of Company’s litigation-related expenses and out-of-pocket expenses, including, without limitation, reasonable attorney fees. Otherwise, Company will offer reasonable assistance to Fred Hutch in connection with such action at its own expense, except for the reimbursement of reasonable out-of-pocket expenses in connection with such assistance, including attorneys’ fees. Any damages, profits, or awards of whatever nature recovered from such action will belong solely to Fred Hutch.

6.5 No Obligation to Institute Action. Neither Company nor Fred Hutch is obligated under this Agreement to institute or prosecute a suit against any alleged infringer of the Licensed Rights.

ARTICLE 7 – LICENSED RIGHTS VALIDITY

7.1 Notice and Investigation of Third Party Challenges. If any Third Party challenges the validity or enforceability of any of the Licensed Rights, the party having such information will immediately notify the other party.

7.2 Third Party Actions. In the event of a Third Party legal action alleging invalidity, unenforceability, or non-infringement of any of the Licensed Rights, Company will have the first right to assume and control the sole defense of the claim at Company’s expense. If Company is not diligently protecting Fred Hutch’s intellectual property rights with reasonable diligence, or if Company does not elect to assume and control the sole defense of the Third Party legal action within 30 days after becoming aware of action, Fred Hutch will have the right to assume the defense of the action at its own expense. The party controlling the defense of the legal action may join the other party in any such action if a court of competent jurisdiction determines the other party is an indispensable party to such proceeding, and such other party irrevocably and unconditionally waives any objection to such joinder. The party controlling the defense of such legal action shall keep the other party reasonably informed of the proceedings. If Company controls the defense of such legal action, Company: (a) shall pay Fred Hutch’s reasonable costs and expenses incurred as a result of being joined and participating as an indispensable party to such legal action and (b) shall not compromise or settle such action without the prior written consent of Fred Hutch, which consent shall not be unreasonably withheld or delayed; provided, however, that the parties agree that loss of Fred Hutch’s intellectual property rights is a reasonable reason to withhold consent.

ARTICLE 8 – WARRANTIES AND DISCLAIMERS

8.1 Fred Hutch represents to the best of its knowledge, as of the Effective Date that: (a) thatthe execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Fred Hutch; and (b) as of the Effective Date of this Agreement, it has the power and authority to grant the licenses and other rights provided for herein to Company, and, other than the Bellicum Pre-Existing Rights and LLS Retained Right, that it has not earlier granted, or assumed any obligation to grant, any rights in the Licensed Technology to any Third Party that would conflict with the rights granted to Company herein; and (c) it has not granted any rights in the Licensed Rights or related Licensed Know-How to any third party in the Field of Use in the Territory, inconsistent with the rights granted to Company under thisAgreement; and (d) there are no actions, suits, investigations, claims or proceedings involving Fred Hutch and relating to any of the Licensed Rights pending or threatened in writing to Fred Hutch, and (e) Exhibit A contains a complete list of all current patent applications and patents owned (in whole and in part) by Fred Hutch as of the Effective Date claiming to cover the HA-1 TCR research being conducted by Dr. Marie Bleakley.

8.2 Nothing in this Agreement will be construed as:

(a)	A warranty or representation by Fred Hutch as to the validity or scope of any Licensed Patent or that any pending patent applications under the Licensed Patents will issue;

(b)	A warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of patents, copyrights, trade secrets or other intellectual property of Third Parties;

(c)	An obligation of Fred Hutch to bring or prosecute actions or suits against Third Parties for infringement;

(d)	Granting by implication, estoppel or otherwise any licenses under patents of Fred Hutch other than Licensed Patents; or (e)An obligation to furnish any technology, technological information or other materials other than as expressly identified herein.

8.4. FRED HUTCH MAKES NO, HAS NOT MADE ANY, AND HEREBY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND ASSUMES NO RESPONSIBILITIES OR LIABILITY WHATSOEVER WITH RESPECT TO THE LICENSED RIGHTS OR THE USE, SALE OR OTHER DISPOSITION BY COMPANY OR ITS AFFILIATES, SUBLICENSEES, VENDEES OR OTHER AGENTS OR TRANSFEREES OR END USERS OF LICENSED PRODUCTS INCORPORATING OR MADE BY USE OF ANY LICENSED PATENTS AND LICENSED KNOW-HOW UNDER THIS AGREEMENT, FURNISHED IN CONNECTION WITH THIS AGREEMENT. THE FOREGOING ARE PROVIDED AS IS, WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED, AND COMPANY WAIVES ALL RIGHTS TO MAKE ANY CLAIM WHATSOEVER AGAINST FRED HUTCH WITH RESPECT TO ANY OF THE FOREGOING. COMPANY SHALL BE SOLELY RESPONSIBLE FOR ALL REPRESENTATIONS AND WARRANTIES THAT COMPANY OR ITS AGENTS OR AFFILIATES OR SUBLICENSEES MAKE TO THIRD PARTIES WITH RESPECT TO ANY OF THE FOREGOING.

ARTICLE 9 – PUBLICITY; MARKS; CONFIDENTIALITY

9.1 Publicity. Neither party will make any public press release or similar publicity announcement or disclosure regarding this Agreement without the other party’s prior written consent. The disclosing party will provide copies of the proposed disclosure reasonably in advance (but in no event less than fifteen (15) business days) of such release or announcement for the non-disclosing party’s prior review and comment. The non-disclosing party will provide its comments, if any, on such announcement as soon as practicable. Notwithstanding the foregoing, either party will be permitted, without the need for consent, to make an objective statement that this Agreement exists, without revealing its terms and conditions.

9.2 Proprietary Markings. To the extent commercially feasible, Company will mark all material forms of Licensed Products or packaging pertaining thereto made and sold by Company in the United States with patent marking conforming to 35 U.S.C. §287(a), as amended from time to time. All Licensed Product(s) shipped to or sold in other countries will be marked in such a manner as to provide notice to potential infringers pursuant to the patent law and practice of the country of manufacture or sale.

9.3 Use of Names, Logos or Symbols. No rights are granted in or to Fred Hutch’s or its Affiliates’ names, logos, trademarks or service marks (including, without limitation, the names “Fred Hutchinson Cancer Center,” “FHCC,” “Fred Hutch”), or the physical likeness or names of its employees or investigators or other symbols of Fred Hutch or its Affiliates for any purpose without its prior written consent, other than as approved under Paragraph 10.1 above or in a manner consistent with the brand guidelines provided in writing by Fred Hutch.

9.4 Confidentiality Obligations. Each party agrees to maintain such Confidential Information received from the other party in strict confidence, to use it only in a manner consistent with the purpose for which it was transmitted and to not disclose it to Third Parties except to the receiving party’s employees, officers, directors, consultants, contractors, subcontractors, counsel, and other agents who (a) have a need to know such information for purposes of assisting the receiving party in performing its obligations or exercising its rights hereunder, (b) have been advised of the confidential nature of such information, and (c) are under binding obligations to maintain its confidentiality pursuant to terms which are at least as stringent as those set forth herein. Each party agrees to take the same measures to protect the Confidential Information of the other party that it takes to protect its own information of comparable sensitivity, but in no event less than reasonable care. All materials transmitted between the parties or accessed hereunder and containing Confidential Information will remain the property of the transmitting party and will, along with all copies, summaries and other tangible manifestations thereof, be immediately returned upon termination or expiration of this Agreement or upon earlier reasonable request unless previously destroyed at the transmitting party’s request. Each party will, upon the other party’s request, provide a written officer’s certificate certifying that it has so returned or destroyed the other party’s Confidential Information except that (i) one copy of such Confidential Information shall be maintained in the legal or corporate development files for the sole purpose of ascertaining its ongoing rights and responsibilities in respect of such information, and (ii) the receiving party shall not be required to destroy any computer files stored securely by the receiving party that are: (a) created during automatic system back up; or (b) retained for legal purposes by the legal division of the receiving party. Each party will be responsible for any breach of confidentiality hereunder by any of its Affiliates, Sublicensees, consultants, employees, independent contractors, and other agents. Each party will advise the other immediately in the event that it learns or has reason to suspect that unauthorized use, access, or disclosure of the other party’s Confidential Information has or is likely to occur, and will reasonably cooperate with the other party to prevent or remedy the same.

9.5 Required Disclosures. Notwithstanding the foregoing, Fred Hutch and Company may disclose each other’s Confidential Information to the extent that it is required to be disclosed by law or regulation or is reasonably required to be disclosed in order to enforce rights under the Agreement, provided that the receiving party will, if reasonably possible, notify the other party of the intended disclosure in advance, reasonably cooperate with the disclosing party’s effort to seek a protective order contesting or limiting the disclosure and limit its disclosure to that which is required for the foregoing purpose. Fred Hutch may also disclose the terms and conditions of this Agreement to the federal government and non-governmental funding entities and their respective agents as necessary in connection with any funding related to the Licensed Patents.

9.6 Duration of Confidentiality Obligations. Notwithstanding the expiration or termination of this Agreement, the parties’ respective confidentiality obligations will continue in effect for five (5) years after the expiration or termination of this Agreement.

9.7 Remedies. The parties each acknowledge and agree that a breach of this Article 10 may cause irreparable harm to the non-breaching party for which the award of money damages may be inadequate. The parties therefore agree that in the event of any breach of this provision, the non-breaching party will be entitled to seek injunctive relief in addition to seeking any other remedy provided in this Agreement or available at law.

ARTICLE 10 – TERMINATION

10.1 For Convenience. Company may terminate this Agreement at any time by providing at least sixty (60) days’ written notice to Fred Hutch.

10.2 For Breach.

(a) In the event that Company breaches any of its material obligations hereunder, Fred Hutch may at its sole option and discretion terminate this Agreement, provided that Fred Hutch will have first given Company written notice specifying the nature of the breach and Company will have failed to cure such breach within thirty (30) days thereafter. If Company has begun to cure such breach and is diligently pursuing its cure if such breach is curable, but is not capable of being cured within thirty (30) days of such notice, then Fred Hutch shall not exercise its termination rights for an additional sixty (60) day period as long as Company continues to diligently pursue its cure.

(b) In the event that Fred Hutch breaches any of its material obligations hereunder, Company may, upon written notice, terminate this Agreement, provided that it will have first given Fred Hutch written notice specifying the nature of the breach and Fred Hutch will have failed to cure such breach within thirty (30) days thereafter. If Fred Hutch has begun to cure such breach and is diligently pursuing its cure if such breach is curable, but is not capable of being cured within thirty (30) days of such notice, then Company shall agree to give Fred Hutch an additional sixty (60) day period to cure such breach as long as Fred Hutch continues to diligently pursue its cure.

10.3 For Company’s Bankruptcy or Insolvency. Fred Hutch may also terminate this Agreement by written notice to Company upon Company’s (i) becoming insolvent or otherwise unable to pay its debts as they become due (unless Company cures such condition within thirty (30) days after receipt of written notice of a claim of insolvency by Fred Hutch); (ii) making a general assignment for the benefit of its creditors; or (iii) becoming the subject of a voluntary or involuntary petition in bankruptcy or any voluntary or involuntary proceeding relating to receivership, liquidation, or composition for benefit of creditors under domestic or foreign bankruptcy or insolvency law.

10.4 General Effect of Termination: Survival. Upon expiration or termination of this Agreement, neither party shall be relieved of any obligations incurred prior to such termination, and the obligations of the parties under any provisions which by their nature are intended to survive any such termination shall survive and continue to be enforceable, including, without limitation, those related to Articles 5 (Consideration), Article 9 (Publicity, Marks, Confidentiality), Article 10 (Termination), Article 11 (Indemnification, Insurance, Limitation of Liability), and Article 13 (Miscellaneous). Termination or expiration of this Agreement for any reason shall not preclude any party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement. In the event of termination of this Agreement for any reason other than Company’s uncured breach or Company’s or its Affiliates’ participation or material assistance in a Patent Challenge, subject to being in compliance with Article 5 (Consideration) of this Agreement at the time of termination, and subject to ongoing compliance with obligations under Article 5 (Consideration), Company and any Sublicensees may sell or otherwise dispose of existing inventory of Licensed Products for a period of one hundred eighty (180) days after the effective date of termination of this Agreement (“Sell-Off Period”). Company will provide notification if Company, or any Sublicensees will be exercising their rights to continue selling inventory pursuant to the Sell-Off Period. Company, Affiliates, and Sublicensees will destroy any existing Licensed Know-How in their possession, and provide written notification of said destruction to Fred Hutch within one hundred eighty (180) days of either the effective date of termination or the end of the Sell-Off Period if Fred Hutch has been notified pursuant to the preceding sentence.

10.5 Final Report to Fred Hutch. Within 60 days after the end of the calendar quarter following either the expiration or termination of this Agreement or, if applicable, the Sell-Off Period, whichever is later, Company will submit a final royalty report to Fred Hutch. Any payment obligations accrued prior to such termination or expiration, including those incurred but not yet paid, will become due and payable at the same time as this final royalty report is due to Fred Hutch.

10.6 Effect on Sublicenses. At any time within 30 days following termination of this Agreement, a Sublicensee may notify Fred Hutch that it wishes to enter into a direct license with Fred Hutch in order to retain its rights to the Licensed Rights granted to it under its Sublicense (such 30-day period following termination, the “Initial Notice Period”). Following receipt of such notice, Fred Hutch and Sublicensee will enter into a license agreement the terms of which will be substantially similar to the terms of this Agreement, except that Fred Hutch may determine in its sole discretion whether the licenses granted thereunder will exclusive or non-exclusive. The scope of the direct license, the licensed territory, and the duration of the license grant will be comparable to the corresponding terms granted by Company to such Sublicensee, provided that such Sublicensee will be granted at least the same scope of rights as it obtained from Company under its Sublicense. For the sake of clarity, the financial terms, including without limitation, the running royalty rate and milestone payments, will be identical to the corresponding financial terms set forth in this Agreement. Notwithstanding the foregoing, each Sublicensee’s right to enter into such direct license will be conditioned upon:

(a) Written Notification to Fred Hutch. Such Sublicensee informing Fred Hutch in writing, pursuant to Paragraph 12.1 (Notices), that it wishes to enter into such direct license with Fred Hutch, within the Initial Notice Period;

(b) Sublicensee in Good Standing. Such Sublicensee being in good standing with Company under its Sublicense, and such Sublicense not being the subject of a dispute between Sublicensee and Company, or between Company and Fred Hutch under this Agreement;

(c) Valid Sublicense. Such Sublicense having been validly entered into by Company and Sublicensee pursuant to the terms of Paragraph 2.2( (Sublicense Rights);

(d) Sublicensee Certification that Conditions are Satisfied. Such Sublicensee using reasonable efforts to certify or otherwise demonstrate that the conditions set forth in sub-Paragraph 10.6a (Written Notification to Fred Hutch), 10.6b (Sublicensee Good Standing), and 10.6c (Valid Sublicense) have been met within 30 days of expiration of the Initial Notice Period (or within such longer period of time as Fred Hutch agrees is reasonable under the circumstances, based on the nature and extent of any documentation reasonably requested by Fred Hutch); and

(e) Time Limitations. Unless mutually agreed by the parties in writing, such negotiations for a direct license are not to exceed ninety (90) days from the end of the Initial Notice Period.

ARTICLE 11 – INDEMNIFICATION; INSURANCE; LIMITATION OF LIABILITY

11.1 Indemnification. Company will, at its sole expense, defend Fred Hutch and its Affiliates, and its and their agents, directors, trustees, officers and employees (or anyone of them) against all claims, suits, actions, demands, judgments, or investigations (both governmental and non-governmental), and will indemnify, release and hold them harmless from and against any and all losses, damages, fees, liabilities, penalties or expenses (including, without limitation, reasonable attorneys’ fees) incurred, assessed or awarded, under any theory of liability, including, without limitation, tort, warranty or strict liability, to the extent arising out of or in connection with or alleged to arise out of or in connection with (i) the development, manufacture, use, commercialization, packaging, marketing or sale, lease, license or other distribution or disposition by Company and its Sublicensees and Affiliates or any of their agents of any Licensed Product hereunder, (ii) the use by Company or its Sublicensees or Affiliates or any of their agents or transferees of Licensed Rights, or the use, marketing, promotion, sale or other disposition by Company or its Sublicensees or Affiliates or any of their agents or transferees of Licensed Patents, Licensed Products, and Licensed Know-How, or other products made by use of the Licensed Patents or Licensed Know-how; (iii) any representation or warranty made by Company or its Sublicensees or Affiliates or agents to Third Parties with respect to the Licensed Patents, Licensed Product and Licensed Know-How; (iv) any claims for death, illness or personal injury caused by the Licensed Products; or (v) any asserted violation by Company or its Sublicensees or Affiliates or any of their agents of any Export Laws or other applicable laws or regulations (each an “Indemnifiable Claim”); or (vi) Company’s breach of any representation, warranty, covenant or obligation under this Agreement, except to the extent that an Indemnifiable Claim arises from or is caused by the gross negligence or willful misconduct of Fred Hutch, its Affiliates or its agents, directors, trustees, officers, or employees. Company also will reimburse Fred Hutch for its expenses, including, without limitation, reasonable attorneys’ fees, in enforcing this provision.

To receive indemnification from Company, Fred Hutch must: (i) notify the Company promptly of the assertion of any Indemnifiable Claim against it; provided that any delay by the Fred Hutch in giving notice to Company of an Indemnifiable Claim will not affect Fred Hutch’s right to be indemnified for such Indemnifiable Claim except to the extent that Company is actually prejudiced in its ability to defend against such Indemnifiable Claim; and, (ii) authorize and permit Company to conduct and exercise control of the defense and disposition of such claims, provided however, that Company agrees not to enter into any settlement or compromise of any claim or action in a manner that admits fault or imposes any restrictions or obligations upon an Fred Hutch or otherwise adversely affects the rights of Fred Hutch without that Fred Hutch’s prior written consent, which will not be unreasonably withheld.

11.2 Insurance. Company will within thirty (30) days of the Effective Date and continuing during the Term, carry workers’ compensation insurance in the amounts statutorily required, and occurrence-based liability insurance, including products liability, general commercial liability and contractual liability, in an amount sufficient to cover the liability assumed by Company hereunder, such amount being at least Five Million Dollars [$5,000,000] per occurrence and Ten Million Dollars [$10,000,000] annual aggregate. Such policy will name Fred Hutch as an additional insured and require at least fifteen (15) days’ notice to Fred Hutch prior to any cancellation or material change. Company will provide Fred Hutch a certificate evidencing such coverages from time to time upon Fred Hutch’s reasonable request. The amounts of insurance coverage required herein will not be construed as creating any limitation on Company’s indemnification obligationsunder this Agreement.

11.3 Exclusion of Damages: Limitation of Liability. NEITHER FRED HUTCH NOR ITS AFFILIATES SHALL BE LIABLE TO ANY PARTY FOR SPECIAL, EXEMPLARY, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, THE LICENSED PATENTS, LICENSED KNOW- HOW, AND LICENSED PRODUCTS, INCLUDING BUT NOT LIMITED TO DAMAGES MEASURING LOST PROFITS, GOODWILL OR BUSINESS OPPORTUNITIES, EVEN IF ADVISED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

11.4 Limitation of Liability. IN NO EVENT WILL FRED HUTCH’S AND ITS AFFILIATES’ TOTAL AND CUMULATIVE LIABILITY TOGETHER OF ANY KIND, EVEN FOR DIRECT DAMAGES, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, THE LICENSED PATENTS, LICENSED KNOW-HOW, AND LICENSED PRODUCTS, EXCEED
THE TOTAL AMOUNT OF THE PAYMENTS ACTUALLY RECEIVED BY FRED HUTCH.

ARTICLE 12 – NOTICES

12.1 Acceptable Forms of Notice. Unless otherwise provided in this Agreement, all communications, including, notices, demands or requests required or permitted to be given hereunder, will be given in writing and will be: (a) personally delivered; (b) sent by telecopier or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or nationally or internationally recognized courier service. The respective addresses to be used for all such, notices, demands, requests and other communications are as follows:

If to Company:

Email: miltiadis@promicell.bio

With a copy to:

Baker McKenzie LLP

600 Hansen Way

Palo Alto, CA 94034

Attn: Matthew Jacobson

If to Fred Hutch:

Fred Hutchinson Cancer Center

Business Development

1100 Fairview Avenue North, Mail-Stop: J2-110

Seattle, WA 98109

ATTN: Vice President

Phone: 206-667-4304

BDS@fredhutch.org

12.2 Effective Date of Notices. If personally delivered, such communication will be deemed delivered upon actual receipt. If electronically transmitted pursuant to this paragraph, such communication will be deemed delivered when transmitted. If sent by overnight courier pursuan to this paragraph, such communication will be deemed delivered within twenty-four hours of deposit with such courier. If sent by U.S. mail pursuant to this paragraph, such communications will be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change their address for the purpose of this Agreement by giving notice in accordance with this Article.

ARTICLE 13 – MISCELLANEOUS

13.1 Assignment. This is a personal contract between Fred Hutch and Company. Fred Hutch has selected Company because of the unique qualifications of its business, reputation, competitive posture, and the character of its officers and principals. Neither this Agreement nor any of the rights or obligations hereunder may be assigned or otherwise transferred in whole or in part by Company, without the prior written consent of Fred Hutch; provided (a) either party may assign this Agreement without such consent to any Affiliate, and (b) Company may assign this Agreement in connection with the sale of all or substantially all of Company’s assets to a Third Party in connection with a merger, consolidation, sale or reorganization of Company, provided, in each case that such party is in good standing under this Agreement at such time, and that the entity to which the Agreement is assigned agrees in writing to assume all of such party’s obligations under this Agreement. Any attempt to so transfer without such written consent when it is required shall be void and of no effect. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties, their legal representatives, heirs and assigns. For purposes of clarity, nothing in this Section 13.1 shall limit the rights to sublicense provided above.

13.2 Export Laws. It is understood that Fred Hutch is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities, and that its obligations hereunder are contingent on compliance with all applicable United States export laws and regulations (“Export Laws”). The transfer of certain technical data and/or commodities (which may include the Licensed Know-How) may require a license from the cognizant agency of the United States Government and/or written assurances by Company that Company and its Affiliates, and Sublicensees will not export data or commodities to certain foreign countries without prior approval of such agency. Fred Hutch neither represents nor warrants that a license will not be required nor that, if required, it will be issued. In any event, Company specifically agrees not to export or re-export any information and/or technical data and/or products in violation of any applicable laws and/or regulations.

13.3 Governing Law; Venue. This Agreement shall be governed by and enforced according to the laws of the State of Washington and the United States, without giving effect to its or any other jurisdiction’s choice of law provisions, and the Superior Court of Washington for King County shall have exclusive jurisdiction and venue of all disputes arising under this Agreement, except that in any case where the courts of the United States shall have exclusive jurisdiction over the subject matter of the dispute, the United States District Court for the Western District of Washington, Seattle division, shall have exclusive jurisdiction and venue.

13.4 Force Majeure. Neither party will be liable for any default or delay in the performance of its obligations under this Agreement to the extent that such default or delay is caused, directly or indirectly, by acts of God, civil disturbance, war, fires, acts or orders of any Government agency or official, other than Company’s failure to obtain Regulatory Approvals, natural catastrophes, or any other circumstances beyond such party’s reasonable control. In any such event, the non-performing party will be excused from any further performance or observance of the obligation so affected only for as long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable. Any party whose performance is delayed or prevented by any cause or condition within the purview of this Paragraph will promptly notify the other party thereof, the anticipated duration of the non-performance, and the action(s) being taken to overcome or mitigate the delay or failure to perform. Notwithstanding the foregoing, under no circumstances will any delay or nonperformance be excused or forgiven (a) if the cause of the nonperformance could have been prevented or avoided by the exercise of reasonable diligence; (b) if the party whose performance is delayed or prevented fails to use reasonable diligence to promptly overcome and mitigate the delay or failure to perform; or (c) if the nonperformance is caused by the negligence, intentional conduct or misconduct of the nonperforming party. The parties understand and agree that governmental acts, orders or restrictions do not constitute excusing events hereunder if such acts, orders or restrictions are issued due to either party’s alleged failure to conform to applicable laws, regulations or other governmental requirements. If the delay or non-performance lasts for more than ninety (90) days in any one hundred eighty (180) day period, then the non-affected party may terminate this Agreement upon written notice with respect to the countries in the Territory affected by the delay or non-performance.

13.5 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. The provisions set forth in this Agreement will be considered to be severable and independent of each other. In the event that any provision of this Agreement will be determined to be unenforceable by a court of competent jurisdiction with respect to any in any situation or jurisdiction, such determination will not be deemed to affect the enforceability of any other provision or the same provision in any other situation or jurisdiction and the parties agree that any court making such a determination is hereby requested and empowered to limit or modify such provision and to substitute for such unenforceable provision a valid and enforceable provision that comes closest to expressing the intention of the unenforceable provision, and the parties agree that such substitute provision will be as enforceable in said jurisdiction and situation as if set forth initially in this Agreement. Any such substitute provision will be applicable only in the country and situation in which the original provision was determined to be unenforceable. However, in the event that such court declines to modify such provisions, then the parties will in good faith negotiate a modification to the provision to the minimum extent necessary to render it valid and enforceable in conformity with the parties’ intent as manifested herein.

13.6 Construction. This Agreement will be construed and fairly interpreted in accordance with its terms, without any strict construction in favor of or against any party. Ambiguities will not be interpreted against any party because of its role in preparing the Agreement. In construing or interpreting this Agreement, the word “or” will not be construed as exclusive, and the word “including” will not be limiting. The use of the singular or plural form will include the other form and the use of the masculine, feminine or neuter gender will include the other genders. All captions and headings in this Agreement are for convenience only and will not be considered as substantive parts of this Agreement or determinative in the interpretation of this Agreement. Unless otherwise stated, references in this Agreement to sections or exhibits refer to sections and exhibits of this Agreement. Except where specifically stated to the contrary, whenever this Agreement requires any consent or approval to be given by either party, or either party must or may exercise discretion, the parties agree that such consent or approval will not be unreasonably withheld or delayed, and that such discretion will be reasonably exercised. All exhibits and addendums to this Agreement will be deemed incorporated by reference and part of this Agreement.

13.7 Independent Contractors. The relationship between Fred Hutch and Company created by this Agreement is solely that of independent contractors. This Agreement does not create any agency, distributorship, employee-employer, partnership, joint venture or similar business relationship between the parties. No party is a legal representative of another party, and no party has the right to assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of another party for any purpose whatsoever. Each party will use its own discretion and will have complete and authoritative control over its employees and the details of performing its obligations under this Agreement.

13.8 Entire Agreement: Amendment. This Agreement, together with its Exhibits, which are hereby incorporated by reference, contains the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. However, if the parties have executed a separate confidentiality or non-disclosure agreement (“CDA”), such CDA shall not be superseded by this Agreement. The parties’ obligations under this Agreement shall be in addition to, and not in lieu of, the parties’ obligations under the CDA; to extent of any conflict or inconsistency between the CDA and the provisions of this Agreement relating to Confidential Information, this Agreement shall govern. This Agreement may not be modified or amended except by a writing signed by both parties identified as an amendment to this Agreement.

13.9 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the waiving party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

13.10 Counterparts. This Agreement may be executed in separate counterparts, each of which so executed and delivered will constitute an original, but all such counterparts will together constitute one and the same instrument. Any such counterpart may comprise one or more duplicates or duplicate signature pages any of which may be executed by less than all of the parties provided that each party executes at least one such duplicate or duplicate signature page. A facsimile, scanned, or photocopied signature (and any signature duplicated in another similar manner) identical to the original will be considered an original signature.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their properly and duly authorized officers or representatives as of the Effective Date.

For FRED HUTCHINSON CANCER CENTER

/s/ Hilary Hehman, M.S., J.D.
Signature

Hilary Hehman, M.S., J.D.
Printed Name

Vice President
Title

9/22/2023
Date

For COMPANY

/s/ Miltiadis Sougioultzoglou M.D
Signature

Miltiadis Sougioultzoglou M.D
Printed Name

Chief Executive Officer
Title

9/22/2023
Date

SIGNATURE PAGE TO EXCLUSIVE LICENSE AGREEMENT

Exhibit A

Company’s Affiliates

Exhibit B

Licensed Patents

Patent Title: TCRS SPECIFIC FOR MINOR HISTOCOMPATIBILITY (H) ANTIGEN HA-1 AND

USES THEREOF

FHCC Ref No.	Country	Status	Application Type	Serial number	file/Transmittal
17-007-AU-PCT	Australia	2. Pending	Nationalized PCT	2017331362	09/22/2017
17-007-BR-PCT	Brazil	5a. Abandoned	Nationalized PCT	BR1120190056335	09/22/2017
17-007-CA-PCT	Canada	2. Pending	Nationalized PCT	3,035,075	09/22/2017
17-007-CN-PCT	China	5a. Abandoned - In Progress	Nationalized PCT	201780058434.9	09/22/2017
17-007-EA-PCT	Eurasian patent Organization	5a. Abandoned - In Progress	Nationalized PCT	201990591	09/22/2017
17-007-EP-EPT	Europe	2. Pending	Nationalized PCT	17854051.4	09/22/2017
17-007-EP-EPD	Europe	1. Drafting	Divisional
17-007-HK-EPT	Hong Kong	5a. Abandoned - In Progress	Nationalized PCT	62020001852.6	09/22/2017
17-007-IL-PCD	Israel	5a. Abandoned - In Progress	Divisional	287686	09/22/2017
17-007-IL-PCT	Israel	5a. Abandoned - In Progress	Nationalized PCT	265449	09/22/2017
17-007-IN-PCT	India	5a. Abandoned - In Progress	Nationalized PCT	201917011119	09/22/2017
17-007-JP-PCD	Japan	2. Pending	Divisional	2021-065194	09/22/2017
17-007-JP-PCT	Japan	4. Issued	Nationalized PCT	2019-515813	09/22/2017
17-007-KR-PCT	Korea	4. Issued	Nationalized PCT	10-2019-7007945	09/22/2017
17-007-MK-PCT	Mexico	5a. Abandoned - In Progress	Nationalized PCT	MX/a/2019/003176	09/22/2017
17-007-SG-PCT	Singapore	5a. Abandoned - In Progress	Nationalized PCT	11201902364Q	09/22/2017
17-007-US-CNT	United States	1. Drafting	Countinuation
17-007US-DIV	United States	2. Pending	Divisional	16/700,998	12/02/2019
17-007-US-PCT	United States	4. Issued	US Nonprovisional	16/362,551	03/22/2019
17-007-US-PSP	United States	6a. Expired - Converted	Provisional	62/399,291	09/23/2016
17-007-WO-PCT	PCT	6a. Expired - Converted	PCT	PCT/US2017/053112	09/22/2017
17-007-ZA-PCT	South Africa	5a. Abandoned - In Progress	Nationalized PCT	2019/01629	03/15/2019